UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52686

QUANTUM SOLAR POWER CORP.
(Exact name of registrant as specified in its charter)

300-1055 West Hastings Street
Vancouver, British Columbia, Canada V6E 2E9
(604) 681-7311
(Address, including zip code, and telephone numbers, including area code, of registrant’s principal executive offices)

Shares of Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) X
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6 X

          Approximate number of holders of record as of the certification or notice date: 270

          Pursuant to the requirements of the Securities Exchange Act of 1934 QUANTUM SOLAR POWER CORP. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 13, 2013	By:	/s/ Daryl J. Ehrmantraut
DARYL J. EHRMANTRAUT
Chief Executive Officer, President and
Chief Operating Officer of Quantum Solar
Power Corp.